# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Senti Biosciences, Inc., CIK 0001854270
CUSIP: 81726A209
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 2 Corporate Drive, First Floor, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 03/06/2025
Filed by CIK 0002060465
Persons authorized to receive notices and communications: Lin-Chun Huang, Celadon Partners SPV 24, PO Box 500, 71 Fort Street,, Grand Cayman, Cayman Islands (E9), KY1-1106, 852 3851 8700; Scott Lesmes, c/o Morrison & Foerster LLP, 2100 L Street, NW #900, Washington, District Of Columbia (DC), 20037, 202-887-1500

## Reporting persons
- Celadon Partners SPV 24 (CIK 0002060465): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 9,777,000; sole dispositive power 0; shared dispositive power 9,777,000; aggregate amount beneficially owned 0 (37.6% of the class)
- Celadon Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 9,777,000; sole dispositive power 0; shared dispositive power 9,777,000; aggregate amount beneficially owned 9,777,000 (37.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: Senti Biosciences, Inc.
Address of issuer's principal executive offices: 2 Corporate Drive, First Floor, South San Francisco, California (CA), 94080

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Celadon Partners SPV 24 and Celadon Partners, LLC (collectively, the "Reporting Persons").
Residence or business address: The principal business office of Celadon Partners SPV 24 is PO Box 500, 71 Fort Street, Grand Cayman, KY1-1106, Cayman Islands and the principal business office of Celadon Partners, LLC is PO Box 500, 71 Fort Street, Grand Cayman, KY1-1106, Cayman Islands.
Present principal occupation or employment: Celadon Partners, LLC is the sole manager of Celadon Partners SPV 24. The principal business of Celadon Partners, LLC is investment advisory and management.
Criminal convictions in the last five years: The name, business address, citizenship and present principal occupation or employment of each manager of Celadon Partners SPV 24 and Celadon Partners, LLC are set forth on Appendix A, and are incorporated herein by reference. During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person's knowledge, any person on Appendix A has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See Item 2(d) above.
Citizenship: See Item 2(d) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 2, 2024, Celadon Partners SPV 24 and other unrelated investors entered into a Securities Purchase Agreement with the Issuer (the "Purchase Agreement"), pursuant to which Celadon Partners SPV 24 purchased (i) 5,333 shares of Series A Preferred Stock for an aggregate offering price of approximately $12.0 million and (ii) a warrant (the "December 9 Warrant"). to purchase 7,999,500 shares of Common Stock exercisable thereunder (the "December 9 Warrant Shares"). On December 31, 2024, Celadon Partners SPV 24 exercised its option to purchase an additional 4,444 shares of Series A Preferred Stock and a warrant (the "December 31 Warrant" and, together with the December 9 Warrant," the "Warrants") to purchase 6,666,000 (the "December 31 Warrant Shares" and, together with the December 9 Warrant Shares, the "Warrant Shares") for gross proceeds of approximately $10.0 million in the subsequent closing.

The Warrants have an exercise price per share of $2.30. The Warrants are exercisable at any time and from time to time on or after the Stockholder Approval (as defined below) until the five-year anniversary of the respective Warrant issue date. Celadon Partners SPV 24 may not exercise the Warrants if Celadon Partners SPV 24, together with its affiliates, would beneficially own more than 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to such exercise. Celadon Partners SPV 24 may increase or decrease this percentage not in excess of 45.00% by providing at least 61 days' prior notice to the Issuer.

Subject to the terms and limitations contained in the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (the "Certificate of Designation") governing the Series A Preferred Stock, the Series A Preferred Stock will not become convertible until the Issuer's stockholders approve (i) the issuance of all Common Stock issuable upon conversion of the Series A Preferred Stock and (ii) the issuance of the Warrant Shares upon exercise of the Warrants (collectively, the "Stockholder Approval"). On the first trading day following the announcement of the Stockholder Approval, the Issuer may, at its option, cause each share of Series A Preferred Stock to automatically convert into such number of shares of Common Stock, at the conversion price of $2.25 per share (the "Conversion Price"), subject to the terms and limitations contained in the Certificate of Designation. Additionally, subject to the terms and limitations in the Certificate of Designation, if the Issuer has not elected to automatically convert the Series A Preferred Stock, then at the option of each individual holder of Series A Preferred Stock, each share of the Series A Preferred Stock held by such holder, not otherwise converted, shall be convertible into the applicable number of shares of Common Stock at the Conversion Price.

On March 6, 2025, the Issuer's stockholders approved, among other things, subject to certain conditions, the issuance of the Issuer's outstanding Common Stock in accordance with Nasdaq Listing Rule 5635, upon (i) the conversion of the Series A Preferred Stock pursuant to the terms of the Certificate of Designation and (ii) the exercise of Warrants and the Warrant Shares at less than the "minimum price" under Nasdaq Listing Rule 5635(d), and each of (i) and (ii) which may be deemed a "change of control" under Nasdaq Listing Rule 5635(b), including the issuance of equity compensation to one of the Issuer's officers upon conversion of the Series A Preferred Stock and the exercise of the Warrants to purchase Warrant Shares at less than market value under Nasdaq Listing Rule 5635(c).

On March 10, 2025, following the Stockholder Approval, the Issuer exercised its option to automatically convert each share of Series A Preferred Stock into 1,000 shares of Common Stock. Accordingly, Celadon Partners SPV 24 owns 9,777,000 shares of the Issuer's Common Stock. Further, Celadon Partners SPV 24 also has a right to exercise the Warrants to purchase 14,665,500 Warrant Shares, but because Celadon Partners SPV 24's ownership of 9,777,000 shares of Common Stock as of the date of this filing is in excess of the 9.99% beneficial ownership limitation and Celadon Partners SPV 24 has not notified the Issuer of its intent to increase its beneficial ownership limitation, the Warrants are not exercisable as of the date of this filing.

The foregoing description is qualified in its entirety by the full text and form of the Certificate of Designation, the Warrants, and the Purchase Agreement, a copy of which is filed herewith as Exhibit A, B and C, respectively.

The source of the funds for the purchases by Celadon Partners SPV 24 described above was from capital contributions made by its investors.

## Item 4. Purpose of Transaction
Purpose of transaction:
Each of the Reporting Persons acquired the securities reported herein for investment purposes.

Mr. Donald Tang currently serve as a member of the board of directors of the Issuer. Mr. Tang is a manager of Celadon Partners, LLC.

Although the Reporting Persons do not currently have any specific plan or proposal to acquire or dispose of the securities reported herein (except as otherwise described in this Schedule 13D), each Reporting Person, consistent with its investment purpose and subject to the agreements described in Item 6 below, at any time and from time to time may acquire shares of Common Stock or securities convertible, exchangeable or exercisable for or into shares of Common Stock or dispose of any or all of the shares of Common Stock it holds (including, without limitation, transferring such shares of Common Stock to affiliated transferees, or entering into derivative, borrowing or lending transactions), depending upon an ongoing evaluation of its investment in the shares of Common Stock, the price and availability of the Issuer's securities, the Issuer's business and the Issuer's prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations. Subject to the terms of the agreements described herein, the Reporting Persons may request or demand a registration statement be filed by the Issuer and be made available and effective so that they may, if they later decide, deliver to the Issuer take-down notices in connection therewith or otherwise to sell Issuer securities utilizing such registration statement.

Each Reporting Person, solely in its capacity as a shareholder or other security holder of the Issuer, may engage in communications with one or more other shareholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a shareholder or other security holder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any individuals listed in Appendices A-1 and A-2 attached hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in lines 7 to 11 and 13 of the cover pages of this Schedule 13D is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The percentage ownership reflected in line 13 of the cover pages is based on the sum of (i) 4,829,457 shares of Common Stock outstanding as of January 21, 2025, as reported in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on January 27, 2024, and (ii) 21,157,000 shares of Common Stock issued upon conversion of 21,157 shares of Series A Preferred Stock on March 10, 2025. As Celadon Partners, LLC is the sole manager of Celadon Partners SPV, Celadon Partners, LLC may be deemed to indirectly beneficial owner the shares of Common Stock directly beneficially owned by Celadon Partners SPV 24. Celadon Partners, LLC disclaims beneficially ownership of all such shares of Common Stock, except to the extent of its pecuniary interest.
Transactions in the class effected during the past sixty days: Other than as described in this Item 5, neither the Reporting Persons nor, to the Reporting Persons' knowledge, any of the persons set forth on Appendices A-1 and A-2, has effected any transaction in shares of Common Stock during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

Registration Rights Agreement

On December 2, 2024, in connection with the execution of the Purchase Agreement, the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement") with certain investors (collectively the "Holders"), including Celadon Partners SPV 24, pursuant to which the Issuer has agreed, subject to the terms and conditions of the agreement, to file a registration statement under the Securities Act of 1933, as amended, promptly and, in any event, no later than 120 days after the Closing Date (as defined under the Purchase Agreement) to register the resale of the shares of Common Stock beneficially owned by the Holders, including all shares of Common Stock held Celadon Partners SPV 24, as well as the shares issuable upon exercise of the Warrant held by Celadon Partners SPV 24. The Registration Rights Agreement also includes customary provisions, including with respect to the payment of fees and expenses associated with the registration, as well as indemnification provisions.

The foregoing description is qualified in its entirety by the full text and form of the Registration Rights Agreement, a copy of which is filed herewith as Exhibit D and incorporated herein by reference.

Non-Employee Director Compensation

Mr. Tang, in his capacity as a non-employee director of the Issuer, may be entitled to receive, from time to time, stock options or other awards of equity-based and other compensation pursuant to the Issuer's compensation arrangements for non-employee directors.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
A. Certificate of Designation of Preferences, Rights and Limitations of the Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K (File No.001-40440), filed on December 2, 2024).

B. Form of Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K (File No.001-40440), filed on December 2, 2024).

C. Form of Securities Purchase Agreement, dated December 2, 2024, by and among Senti Biosciences, Inc. and the purchasers named therein (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No.001-40440), filed on December 2, 2024).

D. Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K (File No.001-40440), filed on December 2, 2024).

E. Joint Filing Agreement.

## Signatures
- Celadon Partners SPV 24: /s/ David Egglishaw, David Egglishaw, Manager, Celadon Partners, LLC (as sole manager of Celadon Partners SPV 24) (03/13/2025)
- Celadon Partners, LLC: /s/ David Egglishaw, David Egglishaw, Manager (03/13/2025)